Overview

The AFL-CIO Housing Investment Trust (“HIT”) seeks to generate competitive, risk-adjusted total rates of return for its participants relative to the Bloomberg Barclays U.S. Aggregate Bond Index. The HIT seeks to accomplish this objective through a focus on multifamily mortgage-backed securities while simultaneously encouraging the construction and preservation of rental housing and facilitating employment for union members in the construction trades.

HIT Difference

•	Competitive Returns relative to its benchmark, the Bloomberg Barclays U.S. Aggregate Bond Index.
•	Focus on Multifamily MBS, providing investors with important diversification within the fixed-income sector.
•	Creation of Union Construction Jobs and Affordable Housing addressing issues important to working people.

How to Invest

The HIT is an open-ended mutual fund available to eligible institutional investors.

•	The HIT is valued monthly as of the last business day of the month.
•	Units are sold directly by the HIT without any sales charge (load) or commissions.
•	Purchase price is equal to the units’ net asset value as of the close of business of the major bond markets in New York on the last business day of each month.
•	Funds received prior to the last day of the month are invested in a short-term investment vehicle until the last day of the month, at which time funds are invested in the HIT.
•	Funds must be received by 4:00PM Eastern Standard Time (EST) on the last business day of the month to be invested for the following month.

See the Prospectus for additional information. Defined contribution plan investors can also access the benefits of the HIT through the AFL-CIO Housing Investment Trust Daily Valued Fund (HIT-DVF), a collective investment fund offered by Hand Benefits & Trust.